Mail Stop 3720
                                                           June 2, 2017


Neal Holtz
Chief Executive Officer
GreenMo, Inc.
6930 Carroll Avenue Suite 432
Takoma Park, MD 20912

       Re:    GreenMo, Inc.
              Offering Statement on Form 1-A
              Filed May 9, 2017
              File No. 024-10698

Dear Mr. Holtz:

       We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Part I--Notification

Item 3. Application of Rule 262

1. We note that you checked the box indicating that you provided bad actor disclosure in the offering statement. However, no such disclosure is included in Part II of the offering statement. Please provide the Rule 262 bad actor disclosure or, if the box was checked in error, revise to uncheck the box.

Item 4. Summary Information Regarding the Offering and Other Current or Proposed Offerings

2. We note that, in response to the question whether you intend to offer your securities on a delayed or continuous basis under Rule 251(d)(3), you have indicated "no." However, in the offering circular, you indicate that the offering could last up to one year. Please revise to indicate that this will be an offering made on a continuous basis.
 Neil Holtz
GreenMo, Inc.
June 2, 2017
Page 2

Part II--Information Contained in Offering Circular

Offering Circular Cover Page

3.     Please provide your telephone number.

4. Please revise your offering circular to include the legend required for Tier 2 offerings where the securities will not be listed on a registered national securities exchange upon qualification. Refer to Part II, section (a)(5) of Form 1-A.

Dilution, page 13

5. Please clarify that the company has a net tangible deficit, not book value.

Use of Proceeds to Issuer, page 15

6. Affirmatively state whether the proceeds of the offering will be used to compensate or otherwise make payments to any of your officers or directors.

Description of Business, page 16

7. Revise your disclosure throughout the offering circular to clearly indicate whether you intend to develop a new Android smartphone using existing technology with a protective case or a unique "eco-skeleton" casing system for existing Android smartphones. For example, we note your disclosure on page 6 that you have a "unique patent-protected design for the manufacturing and sale of a high-end premium Android wireless
       Smartphone." However, it appears that your business focus is on completing a prototype design for a casing system to be used with an existing Android smartphone, rather than developing a new smartphone.

8. We note your disclosure on page 16 that GreenMo "is a technology-focused company with a unique patent-protected design." However, you disclose later on page 16 that you have not yet received patent protection from the USPTO. Therefore, please revise throughout to avoid suggesting you have patent protection and to reflect that your patent application is currently pending approval by the USPTO.

Competition and Competitive Environment, page 16

9. Please clarify the nature of your competitors in the market. We note your disclosure that you compete with companies such as Samsung and Apple. Discuss whether your competition includes other manufacturers of smartphone cases or protective shell devices.
 Neil Holtz
GreenMo, Inc.
June 2, 2017
Page 3

10. We note your statement that you plan to eventually develop a CDMA version of your product and hope to "win approval" from Sprint and Verizon in connection with that product. Please clarify what approval you are seeking and the steps for obtaining such approval.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page
19

11. Please provide analysis and discussion for the year ended September 30, 2016 compared to the period ended September 30, 2015. Refer to Part II, Item 9 of Form 1-A.

Liquidity and Capital Resources, page 19

12. Please tell us and disclose your immediate financial plans to address your working capital needs given the lack of cash on hand at March 31, 2017. For example, if the existing shareholders intend to provide loans until the company is able to raise outside financing or capital, this should be disclosed. Refer to Part II, Item 9(b)(1) of Form 1-A.

Notes to Audited Financial Statements

Note 1. Organization and Nature of Business, pages 34 and 43

13. Please tell us and disclose in greater detail the nature of your operations since inception, the location of your headquarters, and a description of your product development and marketing efforts to date. In your disclosure, please clarify if the Company will be developing and marketing a new Android phone and/or a protective phone case to use with an OEM smartphone.

Note 2. Summary of Significant Accounting Policies, page 34

14. Please revise to reflect a fiscal year of September 30th or advise us if you have chosen to change to a calendar year end.

Note 6. Equity, Common Shares, pages 37 and 45

15. Please revise your number of shares issued and outstanding at September 30, 2016 and
       2015 to agree with the amounts on your balance sheets at those dates.

Financial Statements for the Quarter Ended December 31, 2016 and December 31,
2015

16. Please remove these unaudited financial statements from the offering circular as they are not required as you have updated to include your March 31, 2017 financial statements.
 Neil Holtz
GreenMo, Inc.
June 2, 2017
Page 4

        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

        You may contact Robert Shapiro, Senior Staff Accountant, at (202) 551-3273 or Robert
Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Joshua Shainess,
Attorney-Adviser, at (202) 551-7951, Kathleen Krebs, Special Counsel, at (202) 551-3350 or me
at (202) 551-3810 with any other questions.


                                                             Sincerely,

                                                             /s/ Kathleen
Krebs, for

                                                             Larry Spirgel
                                                             Assistant Director
                                                             AD Office 11
Telecommunications